Exhibit (a)(11)

                                                           PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE



Sutter Capital Management, LLC
595 Market Street, Suite 2100,
San Francisco, California 94105

                                January 21, 2000

Offer for units of limited partnership interest ("Units") in Winthrop California
Investors   Limited   Partnership,   a   Delaware   limited   partnership   (the
"Partnership"), extended through February 10, 2000

         Sutter/Jamboree Acquisition Fund, LLC ( the "Purchaser") has extended the expiration date for its tender offer to purchase up to 3,500 Units of the Partnership through February 10, 2000, and has increased its price to $2,900 per Unit.

         As of January 21, 2000, no Units had been tendered to the bidders by security holders and not withdrawn.

         For further information, contact Robert E. Dixon at the above address.